Daris C. Rice, Director. Mr. Rice is a healthcare executive with more than three decades of sales, management, and leadership experience. He has management experience in companies ranging from pre-revenue startups to industry giants such as GE, Siemens, and Philips Healthcare. Since 2008, Mr. Rice has been employed by the HCA Mountain Division of GE HealthCare, where he currently serves as Senior Account Manager, a position he has held since February 2011.

From 1996 to 2008, he served as President and CEO of a healthcare company that encompassed collaborations with physicians and engineers to bring medical devices from the idea stage through legal, regulatory and FDA finally to market.

He also worked in the warranty industry with innovative strategies and programs customer tailored with industry titans such as GE Capital, American Express, and Century 21 Real Estate. He created and succeeded with programs such as the American Express Protection Plan, which was implemented, launched nationally, and duplicated by competitors in the industry.

Mr. Rice's success is driven by his ability to build genuine connections with people at all levels, motivating the achievement of consistently higher levels of success while creating relationships of trust and confidence with clients and associates. He possesses a winning blend of leadership, management, client service, and communications acumen. Mr. Rice leverages a unique mix of visionary, strategic, operations and analytical expertise, consistently exceeding customer expectations by aligning talents and effort with organizational objectives. An influential leader who creates immediate impact, produces results and fuels operational excellence.